UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

SCIELE PHARMA, INC.
(Name of Subject Company)
________________
TALL BRIDGE, INC.
SHIONOGI & CO., LTD.
(Names of Filing Persons — Offeror)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
________________

808627103
(CUSIP Number of Class of Securities)

Noriyuki Kishida
Manager, Corporate Communications Department
Shionogi & Co., Ltd.
1-8 Doshomachi 3-chome
Chuo-ku, Osaka, 541-0045, Japan
Telephone: +81 6 6202-2161
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
________________

Copies to:

Theodore A. Paradise, Esq.
Michael Davis, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
Not applicable	Not applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

THE FOLLOWING PRESS RELEASE WAS ISSUED ON SEPTEMBER 1, 2008

September 1, 2008

Press Release

Company Name:	Shionogi & Co., Ltd.

Representative:	Isao Teshirogi, President

(Securities Code: 4507; TSE 1st Section/OSE 1st Section)

For inquiries, contact:	Noriyuki Kishida, Manager, Corporate Communications Department

TEL: +81 - (6) 6202-2161

Shionogi & Co., Ltd. Acquires
US-based Sciele Pharma, Inc.

Shionogi & Co., Ltd. (Head Office: Chuo-ku, Osaka-shi; President: Isao Teshirogi; hereafter “Shionogi”) and US-based Sciele Pharma, Inc. (Head Office: Atlanta, Georgia, USA; CEO and Director: Patrick P. Fourteau; hereafter “Sciele”) today announced that they have entered into a definitive agreement under which Shionogi will make a cash tender offer for Sciele shares and subsequently acquire Sciele by executing a cash merger.

Under the terms of the agreement and pursuant to a tender offer, Shionogi intends to acquire through a wholly-owned US subsidiary all of the outstanding shares of Sciele’s common stock at a price of $31 per share, for a total purchase price of approximately $1.1 billion.  Upon completion of the acquisition, Sciele will become an indirect wholly-owned subsidiary of Shionogi and will continue operations in Atlanta, GA as a standalone business unit.  The Board of Directors of Shionogi and Sciele have each approved this transaction.  This acquisition is subject to clearance under the Hart-Scott-Rodino Antitrust Improvement Act and other customary conditions.  This transaction will not result in any reduction of Sciele employees.

1.    Objectives of the Sciele Acquisition

As a result of focused ongoing efforts to develop proprietary products for the global market pursuant to its “Second Medium-term Management Plan,” Shionogi has strengthened its lineup of proprietary pipeline products which have significant potential for global clinical development going forward, allowing the company to engage in aggressive clinical development overseas through its current US subsidiary, Shionogi USA.  Establishing additional overseas sales infrastructure has become an urgent priority for Shionogi in its pursuit of sustained growth in the mid to long term.

Sciele is a pharmaceutical company specializing in sales, marketing, and research & development of branded prescription products focused on cardiovascular disease and diabetes, women's health and pediatrics.  Sciele has achieved steady sales expansion based on placing the needs of patients first, improving health and quality of life of patients, and implementing its business platform – an entrepreneurial spirit, innovation, speed of execution, simplicity, and teamwork – and shares the business principles and vision held by Shionogi management.

Mr. Patrick Fourteau, Chief Executive Officer and a Director of Sciele, said, “Sciele will be a stronger company as part of Shionogi, which is one of the leading pharmaceutical companies in Japan due to its extensive product pipeline.  Shionogi will rely on Sciele to continue to operate on the business platform that has made our company successful, a platform focused on: an entrepreneurial spirit, innovation, speed of execution, simplicity, and teamwork.  The Sciele management team will remain in place and we look forward to contributing to the continued growth and profitability of Shionogi in the United States.”

Shionogi believes that the Sciele acquisition is an important investment that will not only allow Shionogi to strengthen its sales infrastructure in the United States, but will also allow Shionogi to further establish its presence and fully realize the value of its proprietary pipeline, thereby allowing it to achieve long-term growth.

Through the Sciele acquisition, along with its existing operations under Shionogi USA, Shionogi will increase its efforts to strengthen its pipeline of drug candidates and to accelerate overseas development in the future in order to achieve full benefit from this acquisition.

2.	Overview of Tender Offer
	(1)	Acquirer:	Tall Bridge, Inc.

In connection with the acquisition, Shionogi plans to establish Shionogi USA Holdings, Inc. (Head Office: Delaware; hereafter “SUHI”) as a wholly-owned subsidiary of Shionogi and establish Tall Bridge, Inc. (hereafter “TBI”) as an acquisition subsidiary and a wholly-owned subsidiary of SUHI.  Following the consummation of the tender offer and subject to certain conditions, TBI will merge with and into Sciele, with Sciele continuing as the surviving corporation and a wholly-owned subsidiary of SUHI.

	(2)	Tender Offer Target	Sciele Pharma, Inc.

	(3)	Tender Offer Period

The tender offer period shall commence within 10 calendar days following the date of agreement with Sciele (September 1, 2008, US time) and last for 20 business days.
The tender offer period may be extended in the event that the terms of the tender offer are not fulfilled.

	(4)	Tender Offer Price:	$31 per share

	(5)	Total Required Capital:	Approximately $1,424 million

Total required capital consists of $1,099 million of capital required for the share purchase (the product of total Sciele shares outstanding on a fully-diluted basis and the Tender Offer Price indicated in (4) above) and $325 million of capital required for the redemption of senior convertible notes.

(6)	Change in Shionogi’s Ownership of Sciele Stock that will Result From the Tender Offer :
	Ownership before tender offer:	0%
	Ownership after tender offer:	100%
	(assuming that 100% of Sciele shares are acquired through the tender offer)

3.	Overview of Sciele
	(1)	Company Name:	Sciele Pharma, Inc.

	(2)	Business Description:

Sciele is a US-based pharmaceutical company specializing in sales, marketing, and research & development of branded prescription products focused on cardiovascular disease and diabetes, women's health and pediatrics. Sciele’s cardiovascular disease and diabetes products treat patients with high cholesterol, hypertension, high triglycerides, unstable angina and type 2 diabetes; its women's health products are designed to improve the health and well-being of women, mothers and babies; and its pediatrics products treat allergies, asthma, coughs and colds, and ADHD, attention deficit hyperactivity disorder.

	(3)	Established:	1992

(4)	Head Office:	Atlanta, Georgia, USA

(5)	Representative:	Patrick P. Fourteau, CEO and Director

(6)	Paid-in Capital:	$32,000 (as of June 30, 2008)

(7)	Shares Outstanding:	31,640,148 common shares (as of July 28, 2008)

(8)	Fiscal Year End:	December

(9)	Employees:	920 (as of December 31, 2007)

(10)	Operating Performance in Recent Fiscal Years:

(Units: $ in millions)
	FY 12/2007	FY 12/2006	FY 12/2005
Net Sales	382	293	216
Operating Income	78	65	59
Net Income	45	45	39
Total Assets	817	590	530
Net Assets	425	388	340

4.	Impact on Earnings
Shionogi plans to consolidate Sciele’s earnings for the three months ending December 2008 from the second half of fiscal year ending March 2009, and EPS is expected to become accretive from fiscal year ending March 2010. Also, details concerning creation of goodwill and in-process R&D expense (a one-time write-off in fiscal year ending March 2009) will be announced when finalized.

In addition, Shionogi does not expect that the acquisition will result in changes to its initiatives to provide shareholder returns.

<Disclaimer>
This announcement contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘ intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this document, among others:  (1) macroeconomic condition and general industry conditions such as the competitive environment for pharmaceutical companies; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the transaction may not be satisfied; (6) the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated; and (7) other risks to consummation of the transaction.

The tender offer described in this announcement has not yet commenced. This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Sciele’s common stock. The tender offer will be made pursuant to a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other related tender offer materials) that will be filed by Tall Bridge, Inc. with the Securities and Exchange Commission (SEC).  These materials (when available), and as amended from time to time, will contain important information, including the terms and conditions of the offer, that should be read carefully before any decision is made with respect to the tender offer.  Investors and stockholders can obtain a free copy of these materials (when available) and other documents filed by Tall Bridge, Inc. with the SEC at the website maintained by the SEC at www.sec.gov.